Exhibit 99.3

LETTER TO BROKERS, DEALERS,

COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES

Offer To Exchange

Public Warrants to Acquire Ordinary Shares

of

SUPER GROUP (SGHC) LIMITED

for

Ordinary Shares of Super Group (SGHC) Limited

and Consent Solicitation

THE OFFER AND CONSENT SOLICITATION (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS RELATED TO PUBLIC WARRANTS WILL EXPIRE AT 12:01 A.M., EASTERN TIME, ON DECEMBER 12, 2022, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND. THE PUBLIC WARRANTS OF THE COMPANY TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW) AND THE RELATED CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE PUBLIC WARRANTS AND THE WITHDRAWAL OF SUCH PUBLIC WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.

HOLDERS OF THE PRIVATE PLACEMENT WARRANTS (AS DEFINED BELOW) THAT DELIVER CONSENTS IN THE CONSENT SOLICITATION MAY NOT REVOKE THEIR CONSENT.

November 10, 2022

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed for your consideration are the Prospectus/Offer to Exchange dated November 10, 2022 and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), which together set forth the offer of Super Group (SGHC) Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey (the “Company”), to each holder of its public warrants to purchase one ordinary share, no par value, of the Company (the “Ordinary Shares”) for a purchase price of $11.50 to receive 0.25 Ordinary Shares in exchange for each Public Warrant (as defined below) tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will be open until 12:01a.m., Eastern Time, on December 12, 2022, or such later time and date to which the Company may extend. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.”

The Offer is being made to all holders of our publicly traded warrants to purchase our Ordinary Shares, which were originally issued as warrants to purchase the ordinary shares, no par value, of Sports Entertainment Acquisition Corp. (“SEAC”) in connection with the initial public offering of SEAC’s securities on October 6, 2020 (the “SEAC IPO”) and automatically converted into warrants to purchase Ordinary Shares of the Company on January 27, 2022, upon the consummation of the business combination (the “Business Combination”) contemplated by that certain merger agreement, dated as of April 23, 2021, by and among the Company, SEAC, SGHC Limited, Super Group (SGHC) Merger Sub, Inc., and Sports Entertainment Acquisition Holdings, which entitle such warrant holders to purchase one Ordinary Share for a purchase price of $11.50, subject to adjustments, referred to as the “Public Warrants.” Our Ordinary Shares and our Public Warrants are listed on the New York Stock Exchange under the symbols “SGHC” and “SGHC WS,” respectively. As of November 9, 2022, 22,499,986 Public Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 5,624,997 of our Ordinary Shares in exchange for the Public Warrants.

Concurrently with the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the Public Warrants and the warrants originally issued in a private placement simultaneously with the closing of the SEAC IPO as well as in connection with the closing of the partial exercise by the underwriters of their over-allotment option (the “Private Placement Warrants,” and, together with the Public Warrants, the “Warrants”) to amend the Warrant Agreement, dated as of October 6, 2020, by and between Sports Entertainment Acquisition Corp. and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to (i) require that all outstanding Public Warrants following the closing of the Offer be converted into 0.225 Ordinary Shares, which is a ratio 10% less than the ratio applicable to the Offer and (ii) instruct the warrant agent to cancel each outstanding Private Placement Warrant for no consideration (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of then outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the Warrant Agreement with respect to the Private Placement Warrants, the vote or written consent of at least 50% of the number of then outstanding Private Placement Warrants and at least 50% of the number of then outstanding Public Warrants. Therefore, one of the conditions to the adoption of the Warrant Amendment is that (i) holders of at least 50% of then outstanding public warrants tender their warrants in the Offer, and thereby consent to the Warrant Amendment, and (ii) holders of at least 50% of the number of then outstanding Private Placement Warrants consent to the Warrant Amendment.

Each Public Warrant holder whose Public Warrants are exchanged pursuant to the Offer will receive 0.25 Ordinary Shares for each Public Warrant tendered by such holder and exchanged. No fractional Ordinary Shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, to any holder of warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer, the Company will round the number of shares to which such holder is entitled, after aggregating all fractions, up to the next whole number of shares. The Company’s obligation to complete the Offer is conditioned on (i) holders of at least 50% of then outstanding Public Warrants tendering their warrants in the Offer and thereby consenting to the Warrant Amendment, and (ii) holders of at least 50% of the then outstanding Private Placement Warrants (as defined below) consenting to the Warrant Amendment. The Offer is also subject to customary conditions, including the effectiveness of the registration statement and the absence of any action or proceeding, statute, rule, regulation or order that would challenge or restrict the making or completion of the Offer.

Public Warrant holders may not consent to the Warrant Amendment without tendering their Warrants in the Offer and may not tender their Warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of the Letter of Transmittal and Consent relating to the Warrants. By tendering Public Warrants for exchange, holders of Public Warrants will deliver their consent to the Warrant Amendment to the Company. Holders of Public Warrants may revoke their consent at any time prior to the Expiration Date (as defined below) by withdrawing the Public Warrants they have tendered. Consents of holders of our Private Placement Warrants may not be revoked.

Certain holders of our Public Warrants and Private Placement Warrants have advised us that they intend to consent to the Warrant Amendment. Collectively, such holders hold approximately 22.5% of outstanding Public Warrants, and 59.5% of outstanding Private Placement Warrants. See the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities.”

If holders of at least 50% of then outstanding Public Warrants do not tender their warrants in the Offer, Public Warrants not exchanged for Ordinary Shares pursuant to the Offer will remain outstanding subject to their current terms, including any such terms permitting the Company to redeem such Warrants prior to their expiration. The Company reserves the right to redeem any of the Warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer.

THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

1.	The Prospectus/Offer to Exchange;

2.

The Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the Warrant Amendment and, for Public Warrant Holders, tendering Public Warrants for exchange and for the information of your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender Public Warrants and provide consent.

3.

The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the “Exchange Agent”) prior to the Expiration Date.

4.

A form of letter which may be sent by you to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

5.	A return envelope addressed to Continental Stock Transfer & Trust Company

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — General Terms — Conditions to the Offer and Consent Solicitation.”

We urge you to contact your clients promptly. Please note that the Offer and Consent Solicitation and withdrawal rights will expire at 12:01 a.m., Eastern Time, on December 12, 2022, or such later time and date to which the Company may extend.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Exchange Agent, the information agent and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Fees and Expenses”) for soliciting tenders of Public Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold Warrants.

Any questions you have regarding the Offer and Consent Solicitation should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent:

The Information Agent for the Offer and Consent Solicitation is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 888-680-1526

Very truly yours,

Super Group (SGHC) Limited

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.